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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                             EMERITUS CORPORATION
 ------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $.0001 par value
 ------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   291005106
 ------------------------------------------------------------------------------
                                (CUSIP Number)

                              Merit Partners, LLC
                    c/o NorthStar Capital Investment Corp.
                        527 Madison Avenue, 17th Floor
                           New York, New York 10022
                                (212) 319-3400
                       Attn: Richard J. McCready, Esq.
 ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 14, 2003
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291005106

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                1.      Names of Reporting Persons. I.R.S. Identification Nos.
                        of above persons (entities only).

                        Merit Partners, LLC - EIN 13-3972848
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                2.      Check the Appropriate Box if a (a) /X/ Member of a
                        Group (See Instructions) (b) / /

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                3.      SEC Use Only

------------------------------------------------------------------------------
                4.      Source of Funds (See Instructions)

                        AF
------------------------------------------------------------------------------
                5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

------------------------------------------------------------------------------
                6.      Citizenship or Place of Organization

                        New York
------------------------------------------------------------------------------
                        7.   Sole Voting Power
Number of
Shares                       1,373,626
Beneficially           --------------------------------------------------------
Owned by                8.   Shared Voting Power
Each
Reporting               -------------------------------------------------------
Person With             9.   Sole Dispositive Power

                             1,373,626
                        -------------------------------------------------------
                        10. Shared Dispositive Power

------------------------------------------------------------------------------
               11.      Aggregate Amount Beneficially Owned by Each Reporting
                        Person

                        1,373,626
------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /
------------------------------------------------------------------------------
               13.      Percent of Class Represented by Amount in Row (11)

                        Approximately 11.1%
------------------------------------------------------------------------------
               14.      Type of Reporting Person (See Instructions)

                        OO - Limited Liability Company
------------------------------------------------------------------------------


                  This Amendment No. 1 (this "Amendment") amends the Schedule 13D filed on November 3, 1997 (the "Initial Schedule 13D"), filed jointly by Merit Partners, LLC ("MP"), Soros Family Partners, L.P. ("SFP") and Mr. George Soros, relating to the common stock, par value $.0001 per share (the "Common Shares"), of Emeritus Corporation, a Washington corporation (the "Issuer"), whose principal executive offices are located at 3131 Elliot Avenue, Suite 500, Seattle, Washington 98121. The Common Shares are issuable upon conversion of the 9% Cumulative Convertible Exchangeable Redeemable Preferred Stock, par value $0.0001 per share (the "Preferred Shares"), of the Issuer. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed thereto in the Initial Schedule 13D.

Item 2.  Identity and Background

                  This Amendment is filed by MP, the sole member of which now is NorthStar Partnership, L.P., a Delaware limited partnership ("NPLP"). Each of MP and NPLP has a current business address at 527 Madison Avenue, 17th Floor, New York, New York 10022. SFP, Mr. George Soros and the other reporting persons identified in the Initial Schedule 13D no longer hold any of the membership interests of MP.

Item 4.  Purpose of Transaction

                  Pursuant to a Repurchase Agreement, dated as of May 14, 2003 (the "Agreement"), by and between the Issuer, as purchaser, and MP, as seller, the Issuer agreed to repurchase all of the Preferred Shares on or prior to June 30, 2003 for $20 million. The repurchase of the Preferred Shares is subject to various conditions set forth in the Agreement, including, without limitation, receipt by the Issuer's board of directors of a financial advisor opinion and an determination by such board that the terms of the Agreement satisfy certain aspects of the Washington Business Corporation Act as well as the consummation of specified sale-leaseback transactions involving certain of the Issuer's existing owned properties, the proceeds of which will finance the repurchase.

                  In the event the repurchase contemplated by the Agreement is not consummated, MP intends to review its investment in the Issuer from time to time and may pursue alternative transactions in respect of the Preferred Shares.

Item 5.    Interest in Securities of the Issuer

                  If the repurchase of the Preferred Shares contemplated by the Agreement as described in Item 4 of this Amendment is consummated, then MP no longer will beneficially own any of the Common Shares or any other securities of the Issuer. In addition, if such repurchase is consummated, David T. Hamamoto has agreed to resign as a director of the Issuer.

Item 7.  Items to be Filed as Exhibits

Exhibit 5 Repurchase Agreement, dated as of May 14, 2003, by and between Emeritus Corporation, as purchaser, and Merit Partners, LLC, as seller



                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     MERIT PARTNERS, LLC
                                     By:  NorthStar Partnership, L.P.
                                     Its: Sole Member
                                         By: NorthStar Capital Investment Corp.
                                         Its: General Partner


                                     By: /s/ Richard J. McCready
                                         ----------------------------
                                     Name:  Richard J. McCready
                                     Title: Vice President



Dated:  June 18, 2003